June 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Lauren Pierce

Re:	Dril-Quip, Inc.
Registration Statement on Form S-4
Filed May 1, 2024
File No. 333-279048

Dear Ms. Pierce:

On behalf of Dril-Quip, Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 3, 2024 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on May 1, 2024. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR. Amendment No. 1 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings of Amendment No. 1. We are also providing, on a supplemental basis, a copy of Amendment No. 1 that has been marked to show changes made to the Registration Statement.

Registration Statement on Form S-4

The Mergers

Opinion of Dril-Quip’s Financial Advisor, page 103

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • Riyadh • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

June 14, 2024

1.

You disclose that, during the approximate two-year period prior to the date of Citi’s opinion, Citi and its affiliates provided investment banking, commercial banking and other similar financial services to Innovex and/or certain of its affiliates. Please revise to describe and quantify all compensation paid to Citi by Innovex or its affiliates as a result of their material relationship. Refer to Item 1015(b)(4) of Regulation M-A.

Response:

The Company respectfully notes for the Staff the current disclosure on page 111 of the Registration Statement, which indicates that no compensation was received by Citi for its underwriting services to Innovex in connection with its contemplated initial public offering. In response to the Staff’s comment, however, the Company has revised page 111 of Amendment No. 1 to further clarify that Citi and its affiliates had not received any compensation from Innovex during the approximate two-year period prior to the date of Citi’s opinion, including in connection with Innovex’s contemplated (but unconsummated) initial public offering.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 202

2.	Please revise your cost of sales caption to note that the amounts are presented exclusive of depreciation and amortization shown below.

Response:

In response to the Staff’s comment, the Company has included a note “(a)” immediately following the caption “Cost of sales” to clarify that “Cost of sales excludes depreciation and amortization” in the unaudited pro forma condensed combined statements of operations on pages 205 and 206 and in the notes to the pro forma financial statements on pages 211, 212 and 213 of Amendment No. 1.

Notes to the unaudited pro forma condensed combined financial statements

Transaction Accounting Adjustments, page 209

3.

We note that you recorded Gain on bargain purchase in the amount of $185.7M. Please fully explain to us how you determined the fair value of the property, plant and equipment of Dril-Quip. Please specifically address why the gain on bargain purchase you recognized was so significant relative to the purchase price. Describe to us, in sufficient detail, the reassessment you performed pursuant to ASC 805-30-25-4 before recognizing the gain on bargain purchase.

U.S. Securities and Exchange Commission

June 14, 2024

Response:

The Company acknowledges the Staff’s comments and has provided responses as follows:

Fair value of the property, plant and equipment of Dril-Quip (the “PP&E”)

To arrive at the fair value of the net assets acquired from Dril-Quip for the purpose of financial statement reporting, Innovex, the accounting acquirer, engaged an independent third-party valuation firm. The PP&E was measured at fair value in accordance with the definition in Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining the fair value of the PP&E, Innovex took into consideration the highest and best use from a market participant perspective. Innovex determined that the highest and best use of the PP&E was on a stand-alone basis, considering the economics surrounding the overall purchase consideration, which is further discussed below in the response to the second component of the Staff’s comment, and the resulting insufficient economic support available for the fair value of the PP&E through its use in combination with other assets. A combination of the following three valuation techniques was used to measure the fair value of the PP&E on a stand-alone basis in accordance with ASC 820:

1.

Market approach – Under the market approach, the fair value of an asset reflects the price at which comparable assets are purchased under similar circumstances. Use of the market approach requires that comparable transactions be available and may include: (i) the recent sales price of the same or similar assets in an arm’s-length transaction; or (ii) the market price for the license of a similar asset to an independent third party.

2.

Income approach – The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset can be expected to generate. The theory underlying this approach is that the realistic valuation of any investment in an income producing asset is directly related to the future income attributable to such asset.

3.

Cost approach – The premise of the cost approach is that a market participant would pay no more for an asset than the amount for which the asset could be replaced or reproduced in its current condition as of the valuation date. The cost approach is an estimation of fair value developed by computing the current cost of replacing an asset as new (i.e. “replacement cost new”) and subtracting any depreciation resulting from one or more of the following factors: (i) physical deterioration, (ii) functional obsolescence, and/or (iii) economic obsolescence.

U.S. Securities and Exchange Commission

June 14, 2024

When evaluating the appropriate valuation technique(s) to use for each asset type, Innovex (a) considered the nature of the asset being measured, (b) identified the principal (or most advantageous) market and market participants for the assets acquired, and (c) identified the appropriate valuation premise (stand-alone or in combination with other assets or assets and liabilities as a group), consistent with the principle of the acquired assets’ highest and best use. The valuation techniques determined for each asset type is as follows:

Land and Mobile Equipment:

In valuing the land, Innovex has leveraged the comparative sales method of the market approach where comparable transactions and/or listings of similar assets were sourced for each individual assets while adjusting for dissimilar characteristics (such as location, time of sale, physical characteristics, and condition of sale) to opine on a fair value conclusion.

Mobile equipment includes assets such as trucks and trailers, which are included in the subcategory Machinery, Equipment and Other of the “Property and equipment, net” balance sheet caption.

In valuing the mobile equipment, Innovex has leveraged the percent of cost method of the market approach. To establish the ratio of current used selling prices to the new cost at the time of original sale, Innovex referenced data from Price Digests, which is a database with prices for new and used items accumulated through surveys of national leading dealers, brokers, and resellers. Innovex referenced the wholesale values published by Price Digests to create market-based depreciation curves in the application of the percent of cost method.

The market approach inherently captures all forms of obsolescence, and as such, no further step-down adjustments were applied to the assets valued via this specific approach.

Buildings, Land Improvements, and Machinery, Equipment and Other, excluding Mobile Equipment:

Innovex has leveraged the cost approach whereby it has estimated the replacement cost new of the individual assets. For this preliminary assessment of the fair value, Innovex has evaluated the nature and current condition of the individual assets and applied a corresponding discount factor to the estimated “replacement cost new” for each asset. Determination of the asset-level assumptions was derived based upon valuation professional judgment and industry experience. With the information that Innovex currently has prior to the closing of the mergers, Innovex believes the conclusions are a reasonable proxy of fair value for which these assets would transact from a market participant’s perspective on a stand-alone basis.

U.S. Securities and Exchange Commission

June 14, 2024

Construction Work in Process:

Construction in process relates to recently acquired assets that have not been placed in service. As the assets have been recently acquired or developed, Innovex believes it is a reasonable assumption that the carrying value of such assets approximates their fair value.

The fair value determination of PP&E is preliminary based on the information available to management prior to the closing of the mergers. This preliminary fair value determination is subject to further assessment and adjustments pending additional information sharing between the parties after the mergers are consummated. Innovex expects to receive updated information from the accounting acquiree after the closing of the mergers and will further refine its analysis with pertinent market information as of the transaction close date in alignment with the approaches described above.

Significance of the bargain purchase gain

Innovex acknowledges that a bargain purchase is expected to be a rare occurrence. Innovex reassessed the overall factors giving rise to the bargain purchase and the valuation of net assets, which is further discussed below in the response to the third component of the Staff’s comment. Innovex believes the accounting acquiree placed a perceived value on the stock consideration that was higher than the recent market price used in the preliminary purchase price estimate for pro forma reporting purposes, thereby giving rise to the bargain purchase accounting effect.

•

The proposed mergers were announced on March 18, 2024, after negotiations that took place several months prior. A model was established using Dril-Quip’s stock price, which ranged between $22—$25 per share, to determine the ownership distribution of 48% to legacy Innovex stockholders and 52% to legacy Dril-Quip stockholders after the closing of the mergers. As the ownership percentage is pre-determined, the purchase price consideration in this reverse acquisition is predicated on the stock price of the legal acquirer, Dril-Quip.

•

Since the announcement of the proposed mergers, Dril-Quip’s stock price has declined, reflecting the general trend in the oil field service industry as well as stockholder rotation in a thinly traded stock. The estimated purchase price consideration for pro forma purposes was based on a stock price of $19.46, the closing price of Dril-Quip’s common stock on April 23, 2024, which was approximately 15% lower than the price used during negotiation.

U.S. Securities and Exchange Commission

June 14, 2024

Reassessment procedures in light of the bargain purchase gain

Innovex acknowledges the Staff’s comment and understands that ASC 805-30-25-4 requires that if a bargain purchase is initially identified, the acquirer should reassess whether all of the assets acquired and liabilities assumed have been identified and recognized, including any additional assets and liabilities not previously identified or recognized in the acquisition accounting. In accordance with ASC 805-30-30-5, the acquirer should also review the procedures used to measure the following items:

•	Identifiable assets acquired and liabilities assumed;

•	Noncontrolling interest in the acquirer, if any;

•	Acquirer’s previously held equity interest in the acquiree, if any; and

•	Consideration transferred.

As discussed above, Innovex recognizes the unique nature of a bargain purchase gain and, as a result, spent a considerable amount of time and resources ensuring the accuracy of the accounting regarding the mergers. Innovex considered the guidance within ASC 805-30-30-5 to ensure that valuation inputs and assumptions were reasonable and supportable. Innovex engaged a third-party expert with relevant knowledge and experience to assist in the identification and determination of acquired assets and liabilities. Fair values were determined using acceptable and common valuation methodologies. Innovex gave additional scrutiny to those assumptions requiring a higher degree of judgment and subjectivity.

Innovex determined the fair value of PP&E as described above. In addition, Innovex considered the following key considerations to determine the fair value of the remaining identifiable assets acquired:

•	There were no aspects of the transaction that needed to be accounted for separately from the business combination;

•	Assets and liabilities such as accounts receivable and accounts payable, were all recorded at fair value;

•

Assumptions utilized and conclusions reached regarding the fair value of intangible assets, including the developed technologies, and inventories, were deemed appropriate for the facts and circumstances;

U.S. Securities and Exchange Commission

June 14, 2024

•	Leases were evaluated for any off-market components; and

•

Conclusions reached with respect to the accounting for acquired or assumed deferred taxes were appropriate and included proper analysis of valuation allowances and reserves for uncertain tax positions.

Based on the reassessment as described above, the resulting gain represents management’s best estimate of the economic effect of the transaction based on all information that existed when the pro forma information was prepared and is primarily driven by the decrease in Dril-Quip’s stock price as discussed in the previous section of the response. Innovex believes that it considered all information available when the pro forma information was prepared to measure the fair value for the identifiable assets acquired and liabilities assumed and the consideration transferred.

Index to Innovex’s financial statements, page F-1

4.	Please revise your registration statement to include updated Innovex’s financial Statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to include updated Innovex financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

Innovex Downhole Solutions, Inc.’s financial statements

Notes to Consolidated Financial Statements

Equity Method Investment, page F-12

5.

Please tell us how you considered the disclosures required by ASC 323-10-50-3(c). In addition, please revise to include your policy on presenting distributions received from the equity method investments in your consolidated statements of cash flows. We refer you to ASC 230-10-45-21D and 235-10- 50-1 to 50-6.

Response:

In response to the Staff’s comment, Innovex acknowledges the guidance in ASC 323-10-50-3(c) and determined that its investment in its ownership interest of its sole equity method investment (Downhole Well Solutions, LLC, herein referred to as “DWS”) is not material in relation to the financial position or results of operations of Innovex. Innovex notes that its proportional ownership of total assets of DWS at December 31, 2023 represents only 1.4% of the total assets of Innovex. Further, Innovex’s total equity method earnings for the twelve months ended December 31, 2023 represented only 4% of net income of Innovex.

U.S. Securities and Exchange Commission

June 14, 2024

In evaluating whether its ownership interest in the results of operations of DWS are material, Innovex notes that SAB Topic 1.M indicates that a “matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” In evaluating whether there is a substantial likelihood that a reasonable investor would consider the summarized information as to assets, liabilities, and results of operations of DWS important, Innovex notes that it already discloses its proportional share of net income, the total cost of its investment, intangible assets, equity method goodwill, and its ownership percentage of DWS.

Innovex has also revised page F-12 of the Innovex Financial Statements and related disclosures, included within the Registration Statement, to include its policy on presenting distributions received from the equity method investment in its consolidated cash flows.

Lease, page F-24

6.

We note from your disclosure on page F-25 that the weighted-average discount rate used for finance leases is 6.20% and 5.04%, and the weighted-average discount rate used for operating leases is 5.27% and 3.46% for years ended December 31, 2023 and 2022, respectively. Please provide us with additional details regarding how you determined or calculated the weighted-average discount rates for each class of your leases as a lessee. In this regard, please clarify whether you are utilizing a risk-free discount rate for the leases instead of your incremental borrowing rate. Refer to ASC 842-20-30-3.

Response:

In response to the Staff’s comment, Innovex has revised the disclosure on page F-11 of the Innovex Financial Statements and related disclosures included within the Registration Statement. Innovex is utilizing its incremental borrowing rate at lease inception for both its operating and finance leases as the rate implicit in the leases are not readily determinable and we elected not to use the risk-free discount rate. The weighted-average discount rate is calculated as the proportional rate of all leases relative to the sum of the remaining payments. Innovex’s mix of operating and finance leases includes more operating leases with earlier inception dates as compared to finance leases, resulting in a lower weighted-average incremental borrowing rates for operating leases.

U.S. Securities and Exchange Commission

June 14, 2024

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc:	Jeffrey Bird, Chief Executive Officer